UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

Amendment No. 1*

SKECHERS U.S.A., INC.

Name of Issuer)

CLASS A COMMON STOCK

(Title of Class of Securities)

830566 10 5

(CUSIP Number)

October 23, 2001

Date of Event which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[X]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 830566 10 5	13G	Page 2 of 4 Pages

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

Michael Greenberg as a trustee of the Michael and Wendy Greenberg Family Trust[1]

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)	[ ]
		(b)	[ ]
Inapplicable

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF	5	SOLE VOTING POWER
SHARES		1,669,421
BENEFICIALLY
OWNED BY	6	SHARED VOTING POWER
EACH		0
REPORTING
PERSON	7	SOLE DISPOSITIVE POWER
WITH		1,669,421

	8	SHARED DISPOSITIVE POWER
		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,669,421 Shares of Class B Common Stock convertible at any time on request of the stockholder on a share for share basis into Class A Common Stock.

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)

6 shares of Class A Common Stock are held by Wendy Greenberg, Michael Greenberg’s wife. Mr. Greenberg disclaims beneficial ownership of all these shares.

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.8%[2]

12	TYPE OF REPORTING PERSON (See Instructions)

IN

1 This amendment reflects the transfer on October 23, 2001by Michael Greenberg of 1,669,421 shares of Class B Common Stock into the Michael and Wendy Greenberg Family Trust.

2 Based on 21,428,151 shares of Class B Common Stock outstanding as of October 29, 2001.

CUSIP No. 830566 10 5	13G	Page 3 of 4 Pages

Item 1.

(a)	Name of Issuer -Skechers U.S.A., Inc.

(b)	Address of Issuer’s Principal Executive Offices — 228 Manhattan Beach Blvd., Manhattan Beach, California. 90266.

Item 2.

(a)	Names of Person Filing — Michael Greenberg as a trustee of the Michael and Wendy Greenberg Family Trust.

(b)	Address of Principal Business Office or, if none, Residence - 228 Manhattan Beach Blvd., Manhattan Beach, California.

(c)	Citizenship — United States

(d)	Title of Class of Securities — Class A Common Stock

(e)	CUSIP Number — 830566 10 5

Item 3.

(a)	[ ] Broker or Dealer registered under Section 15 of the Act

(b)	[ ] Bank as defined in section 3(a)(6) of the Act

(c)	[ ] Insurance Company as defined in section 3(a)(19) of the act

(d)	[ ] Investment Company registered under section 8 of the Investment Company Act

(e)	[ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

(f)	[ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see ss.240.13d-l(b)(l)(ii)(F)

(g)	[ ] Parent Holding Company, in accordance withss.240.13d-l(b)(ii)(G) (Note: See Item 7)
(h)	[ ] Group, in accordance withss.240.13d-l(b)(l)(ii)(J)

Item 4. Ownership

(a)	Amount Beneficially Owned — Michael Greenberg serves as a trustee of the Michael and Wendy Greenberg Family Trust which holds 1,669,421 shares of Class B Common Stock.

(b)	Percent of Class — The shares beneficially owned in aggregate by Michael Greenberg represent approximately 7.8% of such class.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote - Michael Greenberg as a trustee of the Michael and Wendy Greenberg Family Trust — 1,669,421

(ii)	shares power to vote or to direct the vote - 0

(iii)	sole power to dispose or to direct the disposition of - Michael Greenberg as a trustee of the Michael and Wendy Greenberg Family Trust — 1,669,421

(iv)	shares power to dispose or to direct the disposition of 0

Item 5.  Ownership of 5 Percent or Less or a Class

If this Statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of security, check the following [ ].

CUSIP NO. 830566 10 5	13G	Page 4 of 4 Pages

Item 6.  Ownership of More Than 5 Percent On Behalf of Another Person

     Inapplicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Securities Being Reported On by the Parent Holding Company

     Inapplicable.

Item 8.  Identification and Classification of Members of the Group

     Inapplicable.

Item 9.  Notice of Dissolution of Group

     Inapplicable.

Item 10.  Certification

     Inapplicable.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 31, 2001

Signature:	/s/ MICHAEL GREENBERG

Name:	Michael Greenberg, Trustee of the Michael and Wendy Greenberg Family Trust

     Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.s.c. 1001)